EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and nine months ended September 30, 2011 and 2012 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine months ended September 30, 2011 and 2012, in thousands except for earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012

Net income	$792	$606	$6,679	$7,730
Net income allocated to non-vested share awards	(25)	(17)	(289)	(222)
Preferred stock dividend	(5)	(3)	(12)	(10)

Undistributed earnings available to common stockholders	762	586	6,378	7,498
Income from discontinued operations	(42)	(95)	(62)	(389)

Undistributed earnings from continuing operations available to common stockholders	$720	$491	$6,316	$7,109

Weighted average number of common shares outstanding for basic EPS computation	18,414	18,051	18,339	18,129
Effect of dilutive securities:
Stock options	47	119	42	83

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,461	18,170	18,381	18,212

Basic earnings per common share:
Undistributed earnings	$0.04	$0.03	$0.34	$0.40
Allocation of earnings to non-vested share awards	—	—	0.02	0.01
Discontinued operations	—	—	—	0.02

Total	$0.04	$0.03	$0.36	$0.43

Diluted earnings per common share:
Undistributed earnings	$0.04	$0.03	$0.34	$0.39
Allocation of earnings to non-vested share awards	—	—	0.02	0.01
Discontinued operations	—	—	—	0.02

Total	$0.04	$0.03	$0.36	$0.42

The accounting for unvested share-based payment awards included in the calculation of earnings per share changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities, and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.

Options to purchase 0.3 million shares were not included in the computation of diluted earnings per share for the nine months ended September 30, 2011 because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares. Options to purchase shares of our common stock not included in the computation of diluted earnings per share for the three months ended September 30, 2011 were immaterial.

Options to purchase shares of our common stock not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2012 were immaterial.

The convertible junior subordinated debentures due in 2029 are convertible into 4.4 million shares of common stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.